PRESS RELEASE

Email: INFO@CONTINENTALENERGY.COM

Web: WWW.CONTINENTALENERGY.COM

Symbol: OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental's Bengara-II Drill Sites Environmental Impact Assessments Approved

DALLAS – May 6, 2004 – Continental Energy Corporation (OTCBB: CPPXF) announced today that environmental impact assessments on drill sites for its 2004-2005 exploration drilling program for the Bengara-II Block have been approved by Indonesian environmental regulation authorities.

The field and laboratory studies leading to the assessments were conducted by a local Indonesian environmental consultant on behalf of Continental's 60% owned Indonesian operating subsidiary, Continental-GeoPetro (Bengara-II) Ltd.

The impact assessments were prepared in accordance with prevailing Indonesian requirements and standards for all proposed oil and gas drilling sites prior to commencing drilling activity.

The approved assessments cover five proposed exploratory drill sites within Continental's Bengara-II Block production sharing contract area in East Kalimantan, Indonesia, including the three exploration well sites planned for 2004-2005.

Details of the three exploration wells planned are available in the company’s news release of Tuesday, May 4, 2004.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling over 3 million acres; and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes.

For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Company,

" Gary R. Schell "

Director

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Craig Doctor 604-278-4656 or Mr. Tom Gavin, IR Network,  909-279-8884 or Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240